UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12084

Libbey Inc.

(Exact name of registrant as specified in its charter)

300 Madison Avenue

Toledo, Ohio 43604

(419) 325-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Plan Interests in the Libbey Inc. Retirement Savings Plan

Plan Interests in the Libbey Inc. Supplemental Retirement Plan

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0 holders*

*On October 20, 2020, following a confirmation hearing held on October 19, 2020, the United States Bankruptcy Court for the District of Delaware entered an order (the “Confirmation Order”) confirming the First Amended Joint Plan of Reorganization for Libbey Glass Inc. and its Affiliate Debtors (the “Plan”). The Plan became effective on November 13, 2020. Pursuant to the terms of the Plan, among other things, all of Libbey Inc.’s existing equity interests, including the authorized and outstanding shares of its common stock, were cancelled.

Pursuant to the requirements of the Securities Exchange Act of 1934, Libbey Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 16, 2020		Libbey Inc.

	By:	/s/ Patrick J. Bartels, Jr.
Patrick J. Bartels, Jr.
Director